Dorsey, Wright & Associates, Inc.

CODE OF ETHICS

October 4, 2004

Definitions

“Supervised person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser.

“Investment Advisor Representative” (“IA Rep”) is a supervised person who provides investment advice on behalf of the firm.  The IA Rep may solicit, meet with, or otherwise communicate with clients about investment advice.

“Access person” is a supervised person who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic.  Access persons include officers, portfolio management personnel, and client service representatives who communicate investment advice to clients.

Compliance with Federal Securities Laws

This Code of Ethics is based on ethical conduct premised on fundamental principals of openness, integrity, honesty, and trust.

Access persons must comply with the federal securities laws.

Dorsey, Wright & Associates, Inc. (“Dorsey, Wright”) challenges you to live up not only to the letter of the law, but also to the spirit of the law, as well as the ideals of this firm.

Protection of Material Nonpublic Information

Information about Dorsey, Wright’s securities recommendations, and client securities holdings and transactions is material nonpublic information.  Dorsey, Wright has a duty of care to safeguard this sensitive information.  Access persons are to treat this information as confidential.

Access persons are to refer to the Written Supervisory Procedures for details regarding the Privacy Policy and Prohibition on Insider Trading.

Personal Securities Trading Policy

At times Dorsey, Wright and/or its access persons may take positions in the same securities as clients, and we will try to avoid conflicts with clients.  We will not violate the Advisor's fiduciary responsibilities to our clients.  Scalping (trading shortly ahead of clients) is prohibited.  If a security is prudent for an investment management portfolio and/or a recommendation is made in a research report we generate, we shall give clients adequate opportunity to act before acting on our own behalf.

Should a conflict with clients occur because of materiality (i.e. the access person or firm has an existing position in a thinly traded stock), disclosure will be made to the client(s) at the time of trading or the research report is released.  Incidental trading not deemed to be a conflict (i.e. a purchase or sale which is minimal in relation to the total outstanding value, and as such would have negligible effect on the market price), would not be disclosed at the time of trading if the access person or firm has an existing position.

Personal Securities Trading Procedures

All access persons of Dorsey, Wright must report securities holdings and personal securities transactions to the Chief Compliance Officer, whether done through this firm or outside with a third party.

Holdings Reports and Transaction Reports must be submitted for “reportable securities” in which the access person has, or acquires, any direct or indirect beneficial ownership.  An access person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the access person’s household.

Access persons are to refer to the Written Supervisory Procedures for details regarding the Personal Securities Trading Procedures.

Initial Public Offerings (“IPO”) and Private Placements

Most individuals rarely have the opportunity to invest in IPOs or private placements.  An access person's IPO or private placement purchase therefore raises questions as to whether the employee is misappropriating an investment opportunity that should first be offered to eligible clients, or whether a portfolio manager is receiving a personal benefit for directing client business or brokerage.

Pre-clearance is required for IPOs and private placements.  Access persons must obtain Dorsey, Wright's approval before investing in an IPO or private placement.  Access persons are to refer to the Written Supervisory Procedures for details regarding pre-clearance procedures under the section heading of Personal Securities Trading Procedures.

Reporting Violations

All employees (inclusive of all supervised persons and access persons) must promptly report any violations of this Code of Ethics to the Chief Compliance Officer.

Any violations involving the Chief Compliance Officer will be reported to Thomas Dorsey, President.

Dorsey, Wright seeks to create a safe environment for those that report violations and will attempt to handle the matter discreetly to avoid retaliation.  Employees however may choose to remain anonymous when reporting violations.

Recordkeeping

Dorsey, Wright will keep the following records in regards to this Code of Ethics:

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Code of Ethics (including historical copies for 5 years after the last date in effect)

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Records of violations of the Code and actions taken as a result of the violations

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Written Receipt and Acknowledgment page from each access person (to be kept for five years after the individual ceases to be a supervised person)

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Current and historical lists of access persons will be maintained at all times (Such list need not be maintained on paper if a list of access persons can “promptly” be generated from computer records)

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Holdings Reports and Transaction Reports made by access persons

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Records of decisions approving access persons’ acquisition of securities in IPOs and limited offerings

Whistleblower reports are not required to be kept in order to maintain confidentiality of those reporting.

Educating Employees About the Code of Ethics

All existing employees (access persons) will obtain a copy of this Code of Ethics upon its initial adoption as of the date shown on the top of the first page.

All new employees will obtain a copy of this Code of Ethics.

Amendments to the Code of Ethics will be distributed as/when updated.

The employee should read and understand its contents prior to signing the receipt and acknowledgement page.

Any questions about this Code of Ethics may be directed to the Chief Compliance Officer.

© 2004 The Consortium®.  The Code of Ethics has been prepared by The Consortium for the exclusive internal use of Dorsey, Wright and its supervised persons/access persons.  The Consortium retains the sole and exclusive publication rights.  Distribution of this Code of Ethics (in its original or amended form) to any individual(s) or legal entity outside the original purchaser and its supervised persons (other than as may be required by law) is prohibited without the express prior written consent of The Consortium.  Clients of Dorsey, Wright are required by law to obtain a copy of the Code of Ethics upon request of client.

RECEIPT AND ACKNOWLEDGEMENT PAGE

I have read, understand, and agree to abide by the Code of Ethics.

Signature

____________________________________________

Print Name

____________________________________________

Date ___________

INSTRUCTIONS:  Return this receipt page to Watson Wright for recordkeeping.  Keep your copy of the Code of Ethics as a personal reference.